

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 13, 2015

Via E-mail
Ruth Beyer
Senior Vice President, General Counsel and Secretary
Precision Castparts Corp.
4650 SW Macadam Avenue, Suite 400
Portland, OR 97239

> **Re:**   **Precision Castparts Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 4, 2015**
> **File No. 1-10348**

Dear Ms. Beyer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Via E-mail
George Schoen, Esq.
Cravath, Swaine & Moore LLP